     As filed with the Securities and Exchange Commission on April 29, 1998.
                                                       Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-6

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                              SEPARATE ACCOUNT FOUR
                           (Exact name of Registrant)
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                               (Name of Depositor)
                             500 N. Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)


           James D. Gallagher
        Vice President, Secretary
           and General Counsel
The Manufacturers Life Insurance Company       Copy to:
               of America                      J. Sumner Jones, Esq.
            73 Tremont Street                  Jones & Blouch L.L.P.
            Boston, MA 02108                   1025 Thomas Jefferson Street, NW
 (Name and Address of Agent for Service)       Washington, DC 20007


Title of Securities
      Being
   Registered: Variable Life Insurance Contracts



----------
Approximate date of commencement of proposed public offering: As soon after the effective date of this Registration Statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            Separate Account Four of
               The Manufacturers Life Insurance Company of America
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

FORM

N-8B-2

ITEM NO.  CAPTION IN PROSPECTUS

1         Cover Page; General Information About Manufacturers (Separate Account
          Four)

2 Cover Page; General Information About Manufacturers (Manufacturers Life of America)

3         *

4         Other Information (Distribution of the Policy)

5         General Information About Manufacturers Life (Separate Account Four)

6         General Information About Manufacturers (Separate Account Four)

7         *

8         *

9         Other Information (Litigation)

10 Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Provisions of the Policy; Other Information

11        General Information About Manufacturers (Manufacturers Investment
          Trust)

12        General Information About Manufacturers (Manufacturers Investment
          Trust)

13        Charges and Deductions

14 Issuing A Policy; Other Information (Responsibilities Assumed By Manufacturers Life)

15        Issuing A Policy

16        **

17        Policy Surrender and Partial Withdrawals

18        General Information About Manufacturers

19 Other Information (Reports to Policyholders; Responsibilities Assumed By Manufacturers Life)

20        *

21        Policy Loans

22        *

23        **

24        Other Provisions of the Policy

25        General Information About Manufacturers (Manufacturers Life of
          America)

26        *

27        **

28        Other Information (Officers and Directors)

29        General Information About Manufacturers (Manufacturers Life of
          America)

30        *

31        *

32        *

33        *

34        *

35        **

36        *

37        *

38 Other Information (Distribution of the Policies; Responsibilities of Manufacturers Life)

39        Other Information (Distribution of the Policies)

40        *

41        **

42        *

43        *

44        Policy Values --Determination of Policy Value; Units and Unit Values)

45        *

46 Policy Surrender and Partial Withdrawals; Other Information -- Payment of Proceeds)

47        General Information About Manufacturers (Manufacturers Investment
          Trust)

48        *

49        *

50        General Information About Manufacturers

51 Issuing a Policy; Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Policy Provisions

52        Other Information (Substitution of Portfolio Shares)

53        **

54        *

55        *

56        *

57        *

58        *

59        Financial Statements


*    Omitted since answer is negative or item is not applicable.
**   Omitted.

COVER PAGE

This prospectus describes Corporate VUL, a flexible premium variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company of America (the "Company" or "Manufacturers Life Of America"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"). The Policy is designed for use by corporations and other employers, to provide life insurance and to fund other employee benefits.

The Policy is designed to provide lifetime insurance protection together with flexibility as to the timing and amount of premium payments, the investments underlying the Policy Value, and the amount of insurance coverage.

The Policy provides for:

(1) a Net Cash Surrender Value that can be obtained by surrendering the Policy;
(2) policy loans and partial withdrawals; and
(3) an insurance benefit payable at the life insured's death.

The Policy will remain in force so long as the Net Cash Surrender Value is sufficient to cover charges assessed against the Policy.

Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manufacturer Life of America's Separate Account Four (the "Separate Account") to which the policyholder allocates net premiums. The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding statement of additional information, describe the investment objectives of the Portfolios. The Portfolios available for allocation of net premiums are shown in the Policy Summary under "Investment Options and Fees". Other sub-accounts and Portfolios may be added in the future.

BECAUSE OF THE SUBSTANTIAL NATURE OF THE SURRENDER CHARGES, THE POLICY IS NOT SUITABLE FOR SHORT-TERM INVESTMENT PURPOSES. ALSO, PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.

The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the Commission.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The Manufacturers Life Insurance Company of America
                            500 North Woodward Avenue
                        Bloomfield Hills, Michigan 48304

                   The date of this Prospectus is _____, 1998.

TABLE OF CONTENTS

Cover Page..................................................................  1
Table of Contents...........................................................  2
Definitions.................................................................  4
Policy Summary..............................................................  5
   General..................................................................  5
   Death Benefits...........................................................  6
   Premiums.................................................................  6
   Policy Value.............................................................  6
   Policy Loans.............................................................  6
   Surrender and Partial Withdrawals........................................  6
   Lapse and Reinstatement..................................................  6
   Charges and Deductions...................................................  6
   Investment Options and Investment Advisers...............................  7
   Table of Charges and Deductions..........................................  8
   Table of Investment Options and Investment Advisers......................  9
   Table of Investment Management Fees and Expenses......................... 10
General Information about Manufacturers..................................... 12
   Manufacturers Life of America............................................ 12
   Separate Account Four.................................................... 12
   Manufacturers Investment Trust........................................... 13
   Investment Objectives of the Portfolios.................................. 13
Issuing A Policy............................................................ 17
   Use of the Policy........................................................ 17
   Requirements............................................................. 18
   Temporary Insurance Agreement............................................ 19
   Underwriting............................................................. 19
   Right to Examine the Policy.............................................. 19
Death Benefits.............................................................. 20
   Life Insurance Qualification............................................. 20
   Death Benefit Options.................................................... 22
   Changing the Face Amount................................................. 22
Premium Payments............................................................ 23
   Initial Premiums......................................................... 23
   Subsequent Premiums...................................................... 24
   Maximum Premium Limitation............................................... 24
   Premium Allocation....................................................... 24
Charges and Deductions...................................................... 24
   Premium Loads............................................................ 24
   Surrender Charges........................................................ 24
   Monthly Charges.......................................................... 25
   Charges Assessed Against Assets of the Investment Accounts............... 27
   Charges for Transfers.................................................... 27
    Company Tax Considerations
Policy Value................................................................ 27
   Determination of the Policy Value........................................ 27
   Units and Unit Values.................................................... 28
   Transfers of Policy Value................................................ 29
Policy Loans................................................................ 29
   Maximum Loan............................................................. 29
   Effect of Policy Loan.................................................... 30
   Interest Charged on Policy Loans......................................... 30
   Loan Account............................................................. 30

Policy Surrender and Partial Withdrawals.................................... 31
   Policy Surrender......................................................... 31
   Partial Withdrawals...................................................... 31
Lapse and Reinstatement..................................................... 31
   Lapse.................................................................... 31
   Reinstatement............................................................ 32
The General Account......................................................... 32
   Guaranteed Interest Account.............................................. 32
Other Provisions of the Policy.............................................. 33
   Policyholder Rights...................................................... 33
   Beneficiary.............................................................. 33
   Incontestability......................................................... 33
   Misstatement of Age or Sex............................................... 33
   Suicide Exclusion........................................................ 34
   Supplementary Benefits................................................... 34
Tax Treatment of the Policy................................................. 34
   Life Insurance Qualification............................................. 34
   Tax Treatment of Policy Benefits......................................... 36
   Alternate Minimum Tax.................................................... 39
   Income Tax Reporting..................................................... 39
Other Information........................................................... 39
   Payment of Proceeds...................................................... 39
   Reports to Policyholders................................................. 40
   Distribution of the Policies............................................. 40
   Responsibilities of Manufacturers Life................................... 40
   Voting Rights............................................................ 41
   Substitution of Portfolio Shares......................................... 41
   Records and Accounts..................................................... 42
   State Regulations........................................................ 42
   Litigation............................................................... 42
   Accountants.............................................................. 42
   Further Information...................................................... 42
   Officers and Directors................................................... 42
   Impact of Year 2000 Disclosure........................................... 42
   Death Benefit Schedule with Flexible Term Insurance Option............... 42
   Illustrations............................................................ 44
   Assumptions.............................................................. 45

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.

DEFINITIONS

Attained Age
is the Issue Age of the life insured plus the number of completed Policy Years.

Business Day
is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

Case
is a group of Policies covering individuals with common employment or other relationship, independent of the Policies.

Cash Surrender Value
is the Policy Value less the Surrender Charge and any outstanding monthly deductions due.

Due Proof of Death

Due Proof of Death is required upon the death of the insured. One of the following must be received at the Service Office:

(a)  A certified copy of a death certificate;
(b) A certified copy of a decree of a court of competent jurisdiction as to the finding of death; or
(c)  Any other proof satisifactory to the Company.

Effective Date
is the date the Company becomes obligated under the Policy, and when the first monthly deductions are taken. The Effective Date is the later of:

(a)  the date the Company approves issuance of the Policy; and
(b)  the date the Company receives at least the initial premium.

Guaranteed Interest Account
is that part of the Policy Value which reflects the value the policyholder has in the general account of the Company.

Home Office
is the main office of the Company.

Investment Account
is that part of the Policy Value which reflects the value the policyholder has in one of the sub-accounts of the Separate Account.

Issue Age
is the life insured's age on the birthday closer to the Policy Date.

Issue Date
is the date the Company issued the Policy. The Issue Date is also the date from which the Suicide and Validity provisions of the Policy are measured.

Loan Account
is that part of the Policy Value which reflects policy loans and interest credited to the Policy Value in connection with such loans.

Net Cash Surrender Value
is the Cash Surrender Value less the Policy Debt.

Net Policy Value
is the Policy Value less the value in the Loan Account.

Net Premium
is the premium paid less the Premium Load.

Policy Anniversary
is the same date each year as the Policy Date.

Policy Date
is the date from which charges for the first monthly deduction are calculated, and the date from which Policy Years, Policy Months, and Policy Anniversaries are determined.

Policy Debt
as of any date is the aggregate amount of policy loans, including borrowed and accrued interest, less any loan repayments.

Policy Year
is a period beginning on a Policy Anniversary and ending on the day immediately preceding the next Policy Anniversary

Policy Value
is the sum of the values in the Loan Account, the Guaranteed Interest Account, and the Investment Accounts.

Service Office
is McCamish Systems, L.L.C., 6425 Powers Ferry Road, Atlanta, Georgia 30339, or such other service center or address as the Company may hereafter specify to the policyholder by written notice.

Target Premium
is an amount used to measure the Surrender Charge under a Policy. The Target Premium is based on the Face Amount, as well as the insured's age at issue and sex, and is set forth in the Policy.

POLICY SUMMARY

GENERAL
The Policy is a flexible premium variable universal life insurance policy. The following summary is intended to provide a general description of the most important features of the Policy. It is not comprehensive and is qualified in its entirety by the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage. The Policy's provisions may vary in some states.

DEATH BENEFITS
The Policy provides a death benefit in the event of the death of the life insured. There are two death benefit options. Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit. Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit. The policyholder may change the death benefit option and increase or decrease the Face Amount.

PREMIUMS
Premium payments may be made at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to the policyholder's instructions, to one or more of the general account and the sub-accounts of Manufacturers Life of America's Separate Account Four. Allocation instructions may be changed at any time and transfers among the accounts may be made.

POLICY VALUE
The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which the policyholder has allocated premiums. The policyholder may obtain a portion of the Policy Value by taking a policy loan or a partial withdrawal, or by full surrender of the Policy.

POLICY LOANS
The policyholder may borrow against the Cash Surrender Value of the Policy. Loan interest at a rate of 5.00% is due and payable in arrears on each Policy Anniversary. All outstanding Policy Debt will be deducted from proceeds payable at the insured's death, or upon surrender.

SURRENDER AND PARTIAL WITHDRAWALS
The policyholder may make a partial withdrawal of the Policy Value. A partial withdrawal may result in a reduction in the Face Amount of the Policy and an assessment of a portion of the surrender charges to which the Policy is subject.

A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less Surrender Charges and outstanding monthly deductions due minus the Policy Debt.


LAPSE AND REINSTATEMENT
A Policy will lapse (and terminate without value) when the Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without an adequate payment being made by the policyholder.

The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.

A lapsed Policy may be reinstated by the policyholder at any time within the five year period following lapse if the Policy was not surrendered for its Net Cash Surrender Value. Evidence of insurability is required, along with a certain amount of premium as described under "Reinstatement."

CHARGES AND DEDUCTIONS
The Company assesses certain charges and deductions in connection with the Policy. These include charges assessed monthly for cost of insurance and administration expenses, charges assessed daily against the assets invested in the Separate Account, and loads deducted from premiums paid. These charges are summarized in the Table of Charges and Deductions.

INVESTMENT OPTIONS AND INVESTMENT ADVISERS
Net Premiums may be allocated to the general account or to one or more of the sub-accounts of Manufacturers Life of America's Separate Account Four. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust. The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940. The Trust also employs subadvisers. The Table of Investment Options and Investment Advisers shows the subadvisers that provide investment subadvisery services to the indicated Portfolios.

INVESTMENT MANAGEMENT FEES AND EXPENSES
The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses. The maximum fees and expenses are shown in the Table of Investment Management Fees and Expenses.

TABLE OF CHARGES AND DEDUCTIONS

Premium Load            2.00% of  the premium paid.

Surrender Charges       The following charges will be assessed on a surrender or
                        lapse. Charges are expressed as a percentage of total premiums paid from the Effective Date to the Policy Year shown. However, premiums paid in any year in excess of the Target Premium, and premiums paid after the fifth
                        Policy Year are not included in the determination of total premiums paid. Percentages are as follows:

                        Policy Year   Percentage   Policy Year    Percentage

                            1           10.00%         6             5.00%
                            2            7.50%         7             4.00%
                            3            5.00%         8             3.00%
                            4            5.00%         9             2.00%
                            5            5.00%        10+            0.00%

                        A portion of this charge may be assessed on a partial withdrawal or a decrease in the Face Amount.

Monthly Deductions An administration charge of $12. The cost of insurance charge. Any additional charges for supplementary benefits.

Separate Account Charges A mortality and expense risk charge is assessed daily against the value of the Separate Account assets. This charge varies by Policy Year as follows:

                                                        Annual Mortality and
                               Policy Years             Expense Risk Charge

                                   1-10                        0.75%
                                     11+                       0.40%

Loan Charges            A fixed loan interest rate of 5.00%. Interest credited
                        to amounts in the Loan Account will be equal to the 5.00% rate charged to the loan less the following Loan
                        Spread:

                               Policy Years                 Loan Spread
                                   1-10                        1.00%
                                  11-20                        0.50%
                                     21+                       0.25%

Transfer Charge         A charge of $25 per transfer for each transfer in excess
                        of 12 in a Policy Year.



TABLE OF INVESTMENT OPTIONS AND INVESTMENT ADVISERS
Portfolio                                    Subadviser
Aggressive Growth
   Pacific Rim Emerging Market Trust         Manufacturers Adviser Corporation*
   Science and Technology Trust              T. Rowe Price Associates, Inc.
   International Small Cap Trust             Founders Asset Management, Inc.
   Emerging Growth Trust                     Warburg, Pincus Counsellors, Inc.
   Pilgrim Baxter Growth Trust               Pilgrim, Baxter & Associates, Ltd.
   Small/Mid Cap Trust                       Fred Alger Management, Inc.
   International Stock Trust                 Rowe Price-Fleming International, Inc.
Growth
   Worldwide Growth Trust                    Founders Asset Management, Inc.
   Global Equity Trust                       Morgan Stanley Asset Management, Inc.
   Small Company Value Trust                 Rosenberg Institutional Equity Management
   Equity Trust                              Fidelity Management Trust Company
   Growth Trust                              Founders Asset Management, Inc.
   Quantitative Equity Trust                 Manufacturers Adviser Corporation*
   Equity Index Trust                        Manufacturers Adviser Corporation*
   Blue Chip Growth Trust                    T. Rowe Price Associates, Inc.
   Real Estate Securities Trust              Manufacturers Adviser Corporation*
Growth and Income
   Value Trust                               Miller Anderson & Sherrerd, LLP
   International Growth and Income Trust     J.P. Morgan Investment Management, Inc.
   Growth and Income Trust                   Wellington Management Company
   Equity Income Trust                       T. Rowe Price Associates, Inc.
Balanced
   Balanced Trust                            Founders Asset Management LLC
   Aggressive Asset Allocation Trust         Fidelity Management Trust Company
   Moderate Asset Allocation Trust           Fidelity Management Trust Company
   Conservative Asset Allocation Trust       Fidelity Management Trust Company
Bond
   High Yield Trust                          Miller Anderson & Sherrerd, LLP
   Strategic Bond Trust                      Salomon Brothers Asset Management, Inc.
   Global Government Bond Trust              Oechsle International Advisors, L.P.
   Capital Growth Bond Trust                 Manufacturers Adviser Corporation*
   Investment Quality Bond Trust             Wellington Management Company
   U.S. Government Securities Trust          Salomon Brothers Asset Management, Inc.
Money Market
   Money Market Trust                        Manufacturers Adviser Corporation*
Lifestyle
   Lifestyle Aggressive Growth 1000 Trust    Manufacturers Adviser Corporation*
   Lifestyle Growth 820 Trust                Manufacturers Adviser Corporation*
   Lifestyle Balanced 640 Trust              Manufacturers Adviser Corporation*
   Lifestyle Moderate 460 Trust              Manufacturers Adviser Corporation*
   Lifestyle Conservative 280 Trust          Manufacturers Adviser Corporation*


* Manufacturers Adviser Corporation is an indirect wholly-owned subsidiary of Manufacturers Life.

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

                                                 Investment             Maximum
                                                 Management             Expense
Portfolio                                           Fees                Charges*

Aggressive Growth
    Pacific Rim Emerging Market Trust               .850%                .75%
    Science and Technology Trust                   1.100%                .50%
    International Small Cap Trust                  1.100%                .75%
    Emerging Growth Trust                          1.050%                .50%
    Pilgrim Baxter Growth Trust                    1.050%                .50%
    Small/Mid Cap Trust                            1.000%                .50%
    International Stock Trust                      1.050%                .75%
Growth
    Worldwide Growth Trust                         1.000%                .75%
    Global Equity Trust                             .900%                .75%
    Small Company Value Trust                       1.05%                .75%
    Equity Trust                                    .750%                .15%
    Growth Trust                                    .850%                .50%
    Quantitative Equity Trust                       .700%                .50%
    Equity Index Trust                              .250%                .50%
    Blue Chip Growth Trust                          .925%                .50%
    Real Estate Securities Trust                    .700%                .75%
Growth and Income                                                                .
    Value Trust                                     .800%                .50%
    International Growth and Income Trust           .950%                .50%
    Growth and Income Trust                         .750%                .50%
    Equity Income Trust                             .800%                .50%
Balanced
    Balanced Trust                                  .800%                .50%
    Aggressive Asset Allocation Trust               .750%                .50%
    Moderate Asset Allocation Trust                 .750%                .50%
    Conservative Asset Allocation Trust             .750%                .50%
Bond
    High Yield Trust                                .775%                .50%
    Strategic Bond Trust                            .775%                .50%
    Global Government Bond Trust                    .800%                .75%
    Capital Growth Bond Trust                       .650%                .50%
    Investment Quality Bond Trust                   .650%                .50%
    U.S. Government Securities Trust                .650%                .50%
Money Market
    Money Market Trust                              .500%                .50%
Lifestyle
    Lifestyle Aggressive Growth 1000 Trust         None**              N/A***
    Lifestyle Growth 820 Trust                     None**              N/A***
    Lifestyle Balanced 640 Trust                   None**              N/A***
    Lifestyle Moderate 460 Trust                   None**              N/A***
    Lifestyle Conservative 280 Trust               None**              N/A***


* Advisory fees are reduced or the Adviser reimburses the Trust if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commission, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business) applicable to the portfolio exceeds the expense limit. The maximum expense limits will continue in effect from year to year unless otherwise terminated at any year end by the Adviser on 30 days' notice to the Trust. The percentages shown in this column of the table are maximum expenses. Actual expenses may be lower. Actual expenses for the prior fiscal year are set forth in the "Management of the Trust - Expenses" section of the accompanying Trust prospectus.

** Because each Lifestyle Trust will invest in shares of other portfolios of the Trust ("Underlying Portfolios"), each will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios.

*** The Adviser has agreed to pay the expenses of each of the Lifestyle Trusts (other than the expenses of the Underlying Portfolios). This expense reimbursement may be terminated at any time. Absent this reimbursement, expenses of each Lifestyle Trust (excluding expenses of the Underlying Portfolios were as follows for the year ended December 31, 1997: ___%, Aggressive Growth 1000; ____%, Growth 820; ___% Balanced 640; ___% Moderate 460; ___% Conservative 280.

Detailed information concerning such fees and expenses is set forth under the caption "Management of The Trust" in the Prospectus for the Trust that accompanies this prospectus.

GENERAL INFORMATION ABOUT MANUFACTURERS

MANUFACTURERS LIFE OF AMERICA

Manufacturers Life of America is a stock life insurance company organized under the laws of Pennsylvania on April 11, 1977 and redomesticated under the laws of Michigan on December 9, 1992. It is a licensed life insurance company in the District of Columbia and all states of the United States except New York. The ultimate parent of Manufacturers Life of America is Manufacturers Life, a mutual life insurance company based in Toronto, Canada. Manufacturers Life and its subsidiaries, together, constitute one of the largest life insurance companies in North America and rank among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life of America nor Manufacturers Life guarantees the investment performance of the Separate Account.

On January 20, 1998, the Board of Directors of Manulife asked the management of Manulife to prepare a plan for conversion of Manulife from a mutual life insurance company to an investor owned, publicly traded stock company. Any demutualization plan for Manulife is subject to the approval of the Manuife Board of Directors and policyholders as well as regulatory approval.

RATINGS

Manufacturers Life and Manufacturers Life of America have received the following ratings from independent rating agencies:

Standard and Poor's Insurance Ratings Service:   AA+ (for claims paying ability)
A.M.Best Company:                                A++ (for financial strength)
Duff & Phelps Credit Rating Co.:                 AAA (for claims paying ability)
Moody's Investors Service, Inc.:                 Aa2 (for financial strength)


SEPARATE ACCOUNT FOUR

Manufacturers Life of America established its Separate Account Four on March 17, 1987 as a separate account under Pennsylvania Law. Since December 9, 1992, it has been operated under Michigan Law. The Separate Account holds assets that are segregated from all of Manufacturers Life of America's other assets. The Separate Account is currently used only to support variable life insurance policies.

ASSETS OF THE SEPARATE ACCOUNT

Manufacturers Life of America is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of Manufacturers Life of America. Manufacturers Life of America will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manufacturers Life of America conducts. However, all obligations under the variable life insurance policies are general corporate obligations of Manufacturers Life of America.

REGISTRATION

The Separate Account is registered with the Securities and Exchange Commission ("S.E.C.") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the S.E.C. of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manufacturers Life of America.

MANUFACTURERS INVESTMENT TRUST

Each sub-account of the Separate Account will purchase shares only of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manufacturers Life of America to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyholders, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manufacturers Life of America will also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS

The investment objectives and certain policies of the Portfolios currently available to policyholders through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

AGGRESSIVE GROWTH PORTFOLIOS

PACIFIC RIM EMERGING MARKETS TRUST.

The investment objective of the Pacific Rim Emerging Markets Trust is to achieve long-term growth of capital. Manufacturers Adviser Corporation ("MAC") manages the Pacific Rim Emerging Markets Trust and seeks to achieve this investment objective by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries of the Pacific Rim region.

SCIENCE & TECHNOLOGY TRUST

The investment objective of the Science and Technology Trust is long-term growth of capital. Current income is incidental to the portfolio's objective. T. Rowe Price Associates, Inc. manages the Science & Technology Trust.

INTERNATIONAL SMALL CAP TRUST

The investment objective of the International Small Cap Trust is to seek long-term capital appreciation. Founders Asset Management LLC ("Founders") manages the International Small Cap Trust and will pursue this objective by investing primarily in securities issued by foreign companies which have total market capitalizations or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

EMERGING GROWTH TRUST

The investment objective of the Emerging Growth Trust is maximum capital appreciation. Warburg, Pincus Counsellors, Inc. manages the Emerging Growth Trust and will pursue this objective by investing primarily in a portfolio of equity securities of domestic companies. The Emerging Growth Trust ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging growth companies that represent attractive opportunities for maximum capital appreciation.

PILGRIM BAXTER GROWTH TRUST

The investment objective of the Pilgrim Baxter Growth Trust is capital appreciation. Pilgrim, Baxter & Associates, Ltd. ("PBHG") manages the Pilgrim Baxter Growth Trust and seeks to achieve its objective by investing in companies believed by PBHG to have an outlook for strong earnings growth and potential for significant capital appreciation.

SMALL/MID CAP TRUST

The investment objective of the Small/Mid Cap Trust is to seek long-term capital appreciation. Fred Alger Management, Inc. manages the Small/Mid Cap Trust and will pursue this objective by investing at least 65% of the portfolio's total assets (except during temporary defensive periods) in small/mid cap equity securities.

INTERNATIONAL STOCK TRUST

The investment objective of the International Stock Trust is to achieve long-term growth of capital. Rowe Price-Fleming International, Inc. manages the International Stock Trust and seeks to obtain this objective by investing primarily in common stocks of established, non-U.S. companies.

GROWTH PORTFOLIOS

WORLDWIDE GROWTH TRUST

The investment objective of the Worldwide Growth Trust is long-term growth of capital. Founders manages the Worldwide Growth Trust and seeks to attain this objective by normally investing at least 65% of its total assets in equity securities of growth companies in a variety of markets throughout the world.

GLOBAL EQUITY TRUST

The investment objective of the Global Equity Trust is long-term capital appreciation. Morgan Stanley Asset Management Inc. manages the Global Equity Trust and intends to pursue this objective by investing primarily in equity securities throughout the world, including U.S. issuers.

SMALL COMPANY VALUE TRUST

The investment objective of the Small Company Vlaue Trust is to seek long-term growth of capital. Rosenberg Institutional Equity Management ("Rosenberg") manages the Small Company Value Trust and intends to pursue this objective by investing in equity securities of smaller companies which are traded principally in the markets of the United States.

EQUITY TRUST

The principal investment objective of the Equity Trust is growth of capital. Current income is a secondary consideration although growth of income may accompany growth of capital. Fidelity Management Trust Company manages the Equity Trust and seeks to attain the foregoing objective by investing primarily in common stocks of United States issuers or securities convertible into or which carry the right to buy common stocks.

GROWTH TRUST

The investment objective of the Growth Trust is to seek long-term growth of capital. Founders manages the Growth Trust and will pursue this objective by investing, under normal market conditions, at least 65% of its total assets in common stocks of well-established, high-quality growth companies that Founders believes have the potential to increase earnings faster than the rest of the market.

QUANTITATIVE EQUITY TRUST

The investment objective of the Quantitative Equity Trust (formerly the "Common Stock Fund") is to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above-average rate of return. MAC manages the Quantitative Equity Trust.

EQUITY INDEX TRUST

The investment objective of the Equity Index Trust is to achieve investment results which approximate the total return of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. MAC manages the Equity Index Trust.

BLUE CHIP GROWTH TRUST

The primary investment objective of the Blue Chip Growth Trust is to provide long-term growth of capital. Current income is a secondary objective, and many of the stocks in the Portfolio are expected to pay dividends. T. Rowe Price Associates, Inc. manages the Blue Chip Growth Trust.

REAL ESTATE SECURITIES TRUST

The investment objective of the Real Estate Securities Trust is to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities. MAC manages the Real Estate Securities Trust.

GROWTH & INCOME PORTFOLIOS

VALUE TRUST

The investment objective of the Value Trust is to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. Miller Anderson & Sherrerd, LLP ("MAS") manages the Value Trust and seeks to attain this objective by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

INTERNATIONAL GROWTH AND INCOME TRUST

The investment objective of the International Growth and Income Trust is to seek long-term growth of capital and income. The portfolio is designed for investors with a long-term investment horizon who want to take advantage of investment opportunities outside the United States. J.P. Morgan Investment Management Inc. manages the International Growth and Income Trust.

GROWTH AND INCOME TRUST

The investment objective of the Growth and Income Trust is to provide long-term growth of capital and income consistent with prudent investment risk. Wellington Management Company manages the Growth and Income Trust and seeks to achieve the Trust's objective by investing primarily in a diversified portfolio of common stocks of U.S. issuers which Wellington Management Company believes are of high quality.

EQUITY-INCOME TRUST

The investment objective of the Equity-Income Trust (prior to December 31, 1996, the "Value Equity Trust") is to provide substantial dividend income and also long-term capital appreciation. T. Rowe Price Associates, Inc. manages the Equity-Income Trust and seeks to attain this objective by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

BALANCED PORTFOLIOS

BALANCED TRUST

The investment objective of the Balanced Trust is current income and capital appreciation. Founders is the manager of the Balanced Trust and seeks to attain this objective by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

AUTOMATIC ASSET ALLOCATION TRUSTS (AGGRESSIVE, MODERATE, AND CONSERVATIVE)

The investment objective of each of the Automatic Asset Allocation Trusts is to realize the highest potential total return consistent with a specified level of risk tolerance - conservative, moderate, or aggressive. The amount of each Portfolio's assets invested in each category of securities - debt, equity, and money market - is dependent upon the judgment of Fidelity Management Trust Company as to what percentages of each Portfolio's assets in each category will contribute to the limitation of risk and the achievement of its investment objective.

BOND PORTFOLIOS

HIGH YIELD TRUST

The investment objective of High Yield Trust is to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. MAS manages the High Yield Trust and seeks to attain this objective by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

STRATEGIC BOND TRUST

The investment objective of the Strategic Bond Trust is to seek a high level of total return consistent with preservation of capital. The Strategic Bond Trust seeks to achieve its objective by giving its Subadviser, Salomon Brothers Asset Management Inc ("SBAM") broad discretion to deploy the Strategic Bond Trust's assets among certain segments of the fixed-income market as SBAM believes will best contribute to the achievement of the portfolio's objective.

GLOBAL GOVERNMENT BOND TRUST

The investment objective of the Global Government Bond Trust is to seek a high level of total return by placing primary emphasis on high current income and the preservation of capital. Oechsle International Advisors, L.P. manages the Global Government Bond Trust and intends to pursue this objective by investing primarily in a selected global portfolio of high-quality, fixed-income securities of foreign and U.S. governmental entities and supranational issuers.

CAPITAL GROWTH BOND TRUST

The investment objective of the Capital Growth Bond Trust is to achieve growth of capital by investing in medium-grade or better debt securities, with income as a secondary consideration. MAC manages the Capital Growth Bond Trust. The Capital Growth Bond Trust differs from most "bond" funds in that its primary objective is capital appreciation, not income.

INVESTMENT QUALITY BOND TRUST

The investment objective of the Investment Quality Bond Trust is to provide a high level of current income consistent with the maintenance of principal and liquidity. Wellington Management Company manages the Investment Quality Bond Trust and seeks to achieve the Trust's objective by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities.

U.S. GOVERNMENT SECURITIES TRUST
The investment objective of the U.S. Government Securities Trust is to obtain a high level of current income consistent with preservation of capital and maintenance of liquidity. SBAM manages the U.S. Government Securities Trust and seeks to attain its objective by investing a substantial portion of its assets in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

MONEY MARKET PORTFOLIO

MONEY MARKET TRUST

The investment objective of the Money Market Trust is to obtain maximum current income consistent with preservation of principal and liquidity. MAC manages the Money Market Trust and seeks to achieve this objective by investing in high quality, U.S. dollar denominated money market instruments.

LIFESTYLE PORTFOLIOS

LIFESTYLE AGGRESSIVE 1000 TRUST

The investment objective of the Lifestyle Aggressive 1000 Trust is to provide long-term growth of capital. Current income is not a consideration. MAC manages the Lifestyle Aggressive 1000 Trust and seeks to achieve this objective by investing approximately 100% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE GROWTH 820 TRUST

The investment objective of the Lifestyle Growth 820 Trust is to provide long-term growth of capital with consideration also given to current income. MAC manages the Lifestyle Growth 820 Trust and seeks to achieve this objective by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed-income securities and approximately 80% of the assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE BALANCED 640 TRUST

The investment objective of the Lifestyle Balanced 640 Trust is to provide a balance between high level of current income and growth of capital with a greater emphasis given to capital growth. MAC manages the Lifestyle Balanced 640 Trust and seeks to achieve this objective by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed-income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE MODERATE 460 TRUST

The investment objective of the Lifestyle Moderate 460 Trust is to provide a balance between high level of current income and growth of capital with a greater emphasis given to high income. MAC manages the Lifestyle Moderate 460 Trust and seeks to achieve this objective by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed-income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE CONSERVATIVE 280 TRUST

The investment objective of the Lifestyle Conservative 280 Trust is to provide a high level of current income with some consideration also given to growth of capital. MAC manages the Lifestyle Conservative 280 Trust and seeks to achieve this objective by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed-income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

ISSUING A POLICY

USE OF THE POLICY

The Policy is designed to provide to corporations and other entities life insurance coverage on their employees or other persons in whose lives they have an insurable interest. The Policy may be owned individually or by a corporation, trust, association, or similar entity. The Policy may be used for such purposes as funding non-qualified executive deferred compensation or salary continuation plans, as a means of funding death benefit liabilities incurred under executive retirement plans, or as a source for funding cash flow obligations under such plans.

REQUIREMENTS

To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

Policies may be issued on a basis which does not distinguish between the insured's sex and/or smoking status, with prior approval from the Company. A Policy will only be issued on the lives of insureds from ages 20 through 80.

Each Policy is issued with a Policy Date, an Effective Date and an Issue Date. The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date the Company becomes obligated under the Policy and when the first monthly deductions are deducted from the Policy Value. The Issue Date is the date from which the Suicide and Incontestability are measured.

If an application is accompanied by a check for the initial premium and the application is accepted:

(i) the Policy Date will be the date the application and check were received at the Service Office (unless a special Policy Date is requested (See "Backdating a Policy" below);

(ii) the Effective Date will be the date the Company's underwriters approve issuance of the Policy; and

(iii) the Issue Date will be the date the Company issues the Policy.

If an application accepted by the Company is not accompanied by a check for the initial premium:

(i) the Policy Date will be the date the Company issues the Policy (unless a special Policy Date is requested (See "Backdating a Policy" below);

(ii) the Effective Date will be the date the Service Office receives the initial premium; and

(iii) the Issue Date will be the date the Company issues the Policy.

The initial premium must be received within 60 days after the Policy Date. If the premium is not paid or if the application is rejected, the Policy will be cancelled and any partial premiums paid will be returned to the applicant.

MINIMUM INITIAL FACE AMOUNT

Manufacturers Life of America will issue a Policy only if it has a Face Amount of at least $50,000.

BACKDATING A POLICY

Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a policy is backdated, Net Premiums received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market portfolio. As of the Effective Date, the premiums paid plus interest credited, net of the premium load, will be allocated among the Investment Accounts and/or Guaranteed Interest Account in accordance with the policyholder's instructions unless such amount is first allocated to the Money Market portfolio for the duration of the Right to Examine period.

TEMPORARY INSURANCE AGREEMENT

In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Company's usual and customary underwriting standards for the coverage applied for.

UNDERWRITING

The policies are offered on three underwriting bases, which vary by the amount of information required of the prospective insured. These bases are: short form underwriting, simplified underwriting, and regular (medical) underwriting. These are described in more detail below. Regardless of which underwriting procedure is used, the acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason.

SHORT FORM UNDERWRITING

Generally, the availability of short form underwriting depends on the characteristics of the Case, such as the number of lives to be insured and the amounts of insurance. Under Short Form underwriting, a proposed Insured is required to answer qualifying questions in the application, but is not required to submit to a medical or paramedical exam. Short form underwriting is generally available only up to issue age 65.

SIMPLIFIED UNDERWRITING

Like short form underwriting the availability of simplified underwriting depends on the characteristics of the Case. Under Simplified Underwriting, the proposed insured is required to respond satisfactorily to certain health questions in the application. Medical records, such as "Attending Physician's Statements" (APS's) are generally required. In some instances, a blood test may also be required.

REGULAR UNDERWRITING

If the requirements for short form or simplified underwriting are not satisfied, the Company will require satisfactory evidence of insurability. This may include medical exams and other information. Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional rating assigned to it.

RIGHT TO EXAMINE THE POLICY

A Policy may be returned for a refund within 10 days after it is received. Some states provide a longer period of time to exercise this right. The Policy will indicate if the policyholder has a longer time. The Policy can be mailed or delivered to the Manufacturers Life of America agent who sold it or to the Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, the Company will refund to the policyholder an amount equal to:

(a) the difference between payments made and amounts allocated to the Separate Account and the Guaranteed Interest Account; plus
(b) the value of the amount allocated to the Separate Account and the Guaranteed Interest Account as of the date the returned Policy is received by the Company; minus
(c)  any partial withdrawals made and policy loans taken.

Some state laws require the refund of all premiums paid, without adjustment for the investment gains and losses of the Separate Account. In these states, all Net Premiums will be allocated to the Money Market Trust during the right to examine period, and the policyholder will receive a refund of all payments made less any partial withdrawals and policy loans taken.

If a policyholder requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If cancelled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A policyholder may request a refund of all or any portion of premiums paid during the free look period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

The Company reserves the right to delay the refund of any premium paid by check until the check has cleared.

DEATH BENEFITS

If the Policy is in force at the time of the life insured's death, the Company will pay an insurance benefit upon receipt of Due Proof of Death. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any supplementary benefits added to the Policy, less the Policy Debt and any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment. If the life insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and the Company will pay only the Net Cash Surrender Value.

LIFE INSURANCE QUALIFICATION

A Policy must satisfy either of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended. At the time of application, the policyholder may choose a Policy which uses either the Cash Value Accumulation Test or the Guideline Premium Test. The test cannot be changed once the Policy is issued.

CASH VALUE ACCUMULATION TEST

Under the Cash Value Accumulation Test ("CVA Test"), the Policy's death benefit must be at least equal to the Minimum Death Benefit. There is no restriction on the amount of premiums that may be paid into a Policy.

GUIDELINE PREMIUM TEST

The Guideline Premium Test ("GLP Test") restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit (described below). However, the Minimum Death Benefit Percentages are lower than those required under the Cash Value Accumulation Test.

Changes to the Policy may affect the maximum amount of premiums, such as:

-    A change in the policy's Face Amount.
-    A change in the death benefit option.
-    Partial Withdrawals.

Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company will require the policyholder to take a partial withdrawal. In addition, these changes could reduce the future premium limitations.

MINIMUM DEATH BENEFIT

Both the Cash Value Accumulation Test and the Guideline Premium Test require a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable Minimum Death Benefit Percentage for the Attained Age of the life insured. The Minimum Death Benefit Percentages for each test are shown in the Table of Minimum Death Benefit Percentages.

TABLE OF MINIMUM DEATH BENEFIT PERCENTAGES


             CVA Test Percent                     CVA Test Percent
         ------------------------            -------------------------
         GLP Test                            GLP Test
   Age   Percent   Male    Female       Age  Percent    Male    Female

    20    250%     653%     779%        60     130%     192%      221%
    21    250%     634%     754%        61     128%     187%      214%
    22    250%     615%     730%        62     126%     182%      208%
    23    250%     597%     706%        63     124%     178%      203%
    24    250%     580%     684%        64     122%     174%      197%
    25    250%     562%     662%        65     120%     170%      192%
    26    250%     545%     640%        66     119%     166%      187%
    27    250%     528%     619%        67     118%     162%      182%
    28    250%     511%     599%        68     117%     159%      177%
    29    250%     494%     580%        69     116%     155%      173%
    30    250%     479%     561%        70     115%     152%      169%
    31    250%     463%     542%        71     113%     149%      164%
    32    250%     448%     525%        72     111%     146%      160%
    33    250%     433%     507%        73     109%     144%      156%
    34    250%     419%     491%        74     107%     141%      153%
    35    250%     406%     475%        75     105%     139%      149%
    36    250%     392%     459%        76     105%     136%      146%
    37    250%     380%     444%        77     105%     134%      143%
    38    250%     367%     430%        78     105%     132%      140%
    39    250%     356%     416%        79     105%     130%      138%
    40    250%     344%     403%        80     105%     129%      135%
    41    243%     333%     390%        81     105%     127%      133%
    42    236%     323%     378%        82     105%     125%      130%
    43    229%     313%     366%        83     105%     124%      128%
    44    222%     303%     355%        84     105%     122%      126%
    45    215%     294%     344%        85     105%     121%      124%
    46    209%     285%     333%        86     105%     120%      123%
    47    203%     277%     323%        87     105%     119%      121%
    48    197%     268%     313%        88     105%     118%      119%
    49    191%     260%     304%        89     105%     116%      118%
    50    185%     253%     295%        90     105%     116%      117%
    51    178%     245%     286%        91     104%     115%      115%
    52    171%     238%     278%        92     103%     114%      114%
    53    164%     232%     270%        93     102%     112%      113%
    54    157%     225%     262%        94     101%     111%      112%
    55    150%     219%     254%        95     100%     110%      110%
    56    146%     213%     247%        96     100%     109%      109%
    57    142%     207%     240%        97     100%     107%      107%
    58    138%     202%     233%        98     100%     106%      106%
    59    134%     197%     227%        99     100%     105%      105%


DEATH BENEFIT OPTIONS

There are two death benefit options, described below.

DEATH BENEFIT OPTION 1

Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit.

DEATH BENEFIT OPTION 2

Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit.

CHANGING THE DEATH BENEFIT OPTION

The death benefit option may be changed on the first day of any Policy month. The change will occur on the first day of the next Policy month which is 30 days after a written request for a change is received at the Service Office. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes.

A change in the death benefit option will result in a change in the Policy's Face Amount, in order to avoid any change in the amount of the death benefit, as follows:


CHANGE FROM OPTION 1 TO OPTION 2

The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value on the date of the change. The Policy will not be assessed a Surrender Charge for a reduction in Face Amount solely due to a change in the death benefit option.

CHANGE FROM OPTION 2 TO OPTION 1

The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value on the date of the change. No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

CHANGING THE FACE AMOUNT

Subject to the limitations stated in this Prospectus, a policyholder may, upon written request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASE IN FACE AMOUNT

Increases in Face Amount are subject to satisfactory evidence of insurability. An increase will become effective at the beginning of the Policy month following the date Manufacturers Life of America approves the requested increase. The Company reserves the right to refuse a requested increase if the life insured's Attained Age at the effective date of the increase would be greater than the maximum Issue Age for new Policies at that time.

NEW SURRENDER CHARGES FOR AN INCREASE

An increase in Face Amount will result in the Policy's being subject to new Surrender Charges. The new Surrender Charges will be computed as if a new Policy were being purchased for the increase in Face Amount. For purposes of determining the new Surrender Charges a portion of the premiums paid on or subsequent to the increase will be deemed to be premiums attributable to the increase. The portion attributable to the increase in any Policy Year will be the amount of premiums in excess of the sum of the Target Premiums for the (i) inital Face Amount during the first five Policy Years and (ii) all prior increases that are in effect at the time of the increase in Face Amount and have been in effect for less than five years.

INCREASE WITH PRIOR DECREASES

If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. There will be no new Surrender Charges associated with these increases, since Surrender Charges will have already been assessed at the time of the prior decrease.

DECREASE IN FACE AMOUNT

A written request from a policyholder for a decrease in the Face Amount must be received by Manufacturers Life of America at least 30 days prior to the first day of a policy month for the change to take effect on the first day of that policy month. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively.

SURRENDER CHARGES ASSESSED ON A DECREASE

A portion of a Policy's Surrender Charge will be deducted from the Policy Value on a decrease in Face Amount. Since Surrender Charges are determined separately for the initial Face Amount and each Face Amount Increase, the portion of the Surrender Charges to be deducted with respect to each level of insurance coverage will be determined separately. The portion of the Surrender Charge deducted with respect to a level of coverage will be equal to:

(a)   the amount of the decrease; divided by
(b)   the amount of the coverage prior to the decrease; multiplied by
(c)   the Surrender Charge for the coverage.

The charges will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the Policy Value in each bears to the Net Policy Value.

Whenever a portion of the surrender charges are deducted as a result of a decrease in Face Amount, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately prior to the decrease in Face Amount.

PREMIUM PAYMENTS

INITIAL PREMIUMS

No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

On the Effective Date, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Guaranteed Interest Account in accordance with the policyholder's instructions.

All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Guaranteed Interest Account as of the date the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each policy month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

EXCEPTION FOR CERTAIN STATES

Some state laws require the refund of all premiums paid, without adjustment for gains and losses of the Separate Account, if a Policy is returned during the right to examine period. In these states, all Net Premiums will be allocated to the Money Market Trust during the right to examine period. At the end of this period, the Policy Value in the Money Market Trust will be allocated among the Investment Accounts or the Guaranteed Interest Account. The Policy will state if a return of premiums is required.

SUBSEQUENT PREMIUMS

After the payment of the initial premium, premiums may be paid at any time and in any amount during the lifetime of the life insured, subject to the limitations on premium amount described below.

A Policy will be issued with a planned premium, which is based on the amount of premium the policyholder wishes to pay. Manufacturers Life of America will send notices to the policyholder setting forth the planned premium at the payment interval selected by the policyholder. However, the policyholder is under no obligation to make the indicated payment.

Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

MAXIMUM PREMIUM LIMITATION

If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then-current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.

If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then-current maximum premium limitation. The maximum premium limitations are set forth in the Policy.


PREMIUM ALLOCATION

Premiums may be allocated to either the Guaranteed Interest Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Guaranteed Interest Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. Alternatively, a policyholder may specify the allocation of a specific premium payment in dollar amounts, so long as the total allocation among the Investment Accounts equals the Net Premium paid. A policyholder may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office.

CHARGES AND DEDUCTIONS

PREMIUM LOADS

Manufacturers Life of America deducts a Premium Load from each premium payment, equal to 2.00% of the premium.

SURRENDER CHARGES

The Company will deduct a Surrender Charge if during the first 10 years following the Policy Date, or the effective date of a Face Amount increase:

-    the Policy is surrendered for its Net Cash Surrender Value,
-    a partial withdrawal is made in excess of the Free Partial Withdrawal
     Amount,
-    the Face Amount is decreased, or
-    the Policy lapses.

The Surrender Charge is expressed as a percentage of the total premiums paid from the Effective Date. However, premiums paid in any Policy Year in excess of the Target Premium, and premiums paid after the fifth Policy Year, are not counted in the determination of total premiums paid. Therefore, the timing of premium payments may affect the amount of the Surrender Charge. The percentages vary by Policy Year as follows:

            Policy Year                         Percentage
                1                                 10.00%
                2                                  7.50%
                3                                  5.00%
                4                                  5.00%
                5                                  5.00%
                6                                  5.00%
                7                                  4.00%
                8                                  3.00%
                9                                  2.00%
               10+                                 0.00%

Although the percentages remain level or decrease as the Policy Year increases, the total dollar amount of Surrender Charges may increase, as the total premium paid increases.


SURRENDER CHARGES ON A PARTIAL WITHDRAWAL

A partial withdrawal will result in the assessment of a portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal which exceeds the Free Withdrawal Amount to the Net Cash Surrender Value of the Policy immediately prior to the withdrawal. The Surrender Charges will be deducted on a pro-rata basis from each of the Investment Accounts and the Guaranteed Interest Account. If the amount in the accounts are not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.

Whenever a portion of the surrender charges are deducted as a result of a partial withdrawal, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately before the partial withdrawal.

FREE WITHDRAWAL AMOUNT

The Free Withdrawal Amount is equal to 10% of the Net Cash Surrender Value at the time of the withdrawal. In determining what, if any, portion of a partial withdrawal is in excess of the Free Withdrawal Amount, all previous partial withdrawals that have occurred in the current Policy Year are included.

MONTHLY CHARGES

On the Policy Date and at the beginning of each policy month, a deduction is due from the Policy Value to cover certain charges in connection with the Policy until the insured reaches age 100. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. The charges consist of:

(i)   a monthly administration charge;
(ii)  a monthly charge for the cost of insurance;
(iii) a monthly charge for any supplementary benefits added to the Policy.

Unless otherwise allowed by the Company and specified by the policyholder, the monthly deduction will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the Policy value in each bears to the Net Policy Value.

ADMINISTRATION CHARGE

This charge will be equal to $12 per policy month, which is guaranteed not to increase. The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various change permitted under a Policy.

COST OF INSURANCE CHARGE

The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each policy month. The cost of insurance rate and the net amount at risk are determined separately for the initial Face Amount and for each increase in Face Amount. In determining the net amount at risk, if there have been increases in the Face Amount, the Policy Value shall first be considered a part of the initial Face Amount. If the Policy Value exceeds the initial Face Amount, it shall then be considered a part of the additional increases in Face Amount resulting from the increases in the order of the increases.

The net amount at risk is equal to the greater of zero, or the result of
(a)minus (b) where:

(a) is the death benefit as of the first day of the month, divided by 1.0032737; and

(b)  is the Policy Value as of the first day of the month.

The cost of insurance rate is based upon the following factors:

- the issue age, sex (unless unisex rates are required by law) and smoking status of the life insured;
-    the underwriting class of the Policy;
-    the number of years since issue or since an increase in Face Amount;
-    the amount of the Death Benefit in excess of the Face Amount,
-    any extra charges for additional ratings indicated in the Policy.

Cost of insurance rates will generally increase with the life insured's age.

The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be changed from time to time on a basis which does not unfairly discriminate within the class of lives insured. In no event will the cost of insurance rate exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the life insured. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables.


CHARGES FOR SUPPLEMENTARY BENEFITS

If the Policy includes Supplementary Benefits, a charge will be made applicable to such Supplementary Benefit.

CHARGES ASSESSED AGAINST ASSETS OF THE INVESTMENT ACCOUNTS

A daily charge is assessed against amounts in the Investment Accounts equal to a percentage of the value of the Investment Account. This charge is to compensate the Company for the mortality and expense risks it assumes under the Policy. The mortality risk assumed is that lives insured may live for a shorter period of time than the Company estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will be greater than the Company estimated. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.

The charge varies by Policy Year as follows:


                                                            Equivalent Annual
                             Daily Mortality and          Mortality and Expense
       Policy Year           Expense Risk Charge               Risk Charge

          1-10                  0.000020625%                      0.75%
            11+                 0.000010981%                      0.40%


CHARGES FOR TRANSFERS

A charge of $25 will be imposed on each transfer in excess of twelve in a policy year.

REDUCTION IN CHARGES

The Policy is available for purchase by corporations and other groups or sponsoring organizations for multiple life sales. Manufacturers Life of America reserves the right to reduce any of the Policy's loads or charges on certain Cases where it is expected that the amount or nature of such Cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyholder, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which Manufacturers Life of America believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform Case basis. Reductions in charges will not be unfairly discriminatory to any policyholders.

COMPANY TAX CONSIDERATIONS

At the present time, the Company makes no charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to such Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

POLICY VALUE

DETERMINATION OF THE POLICY VALUE

A Policy has a Policy Value, a portion of which is available to the policyholder by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Guaranteed Interest Account, and the Loan Account.

INVESTMENT ACCOUNTS

An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a

Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

GUARANTEED INTEREST ACCOUNT

Amounts in the Guaranteed Interest Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manufacturers Life of America. For a detailed description of the Guaranteed Interest Account, see "The General Account - Guaranteed Interest Account".

LOAN ACCOUNT

Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Spread. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS

Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are cancelled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or cancelled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES

The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the that sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) minus (c), where:

(a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactin are made on that day;

(b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transaction were made for that day; and

(c) is a charge not exceeding the daily mortality and expense risk charge shown in the "Charges and Deductions Charges Assessed Against Assets of the Investment Accounts" section.

  The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

Due to the fact that the daily mortality and expense risk charge varies by Policy Years, two unit values will be calculated for each sub-account commencing 10 years after the effective date of the first Policy.


TRANSFERS OF POLICY VALUE

At any time, a policyholder may transfer Policy Value from one sub-account to another or to the Guaranteed Interest Account. Transfer requests must be in writing in a format satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization form is on file.

These transfer privileges are subject to the Company's consent. The Company reserves the right to impose limitations on transfers, including the maximum amount that may be transferred. In addition, transfer privileges are subject to any restrictions that may be imposed by the Trust.

If a transfer would result in more than a 5% reduction in the number of shares outstanding at the close of the previous Business Day in the Equity Index sub-account, the Company may decline the transfer. If at a later date you wish to make a previously declined transfer, the Company will require a new transfer request.

TRANSFER CHARGES

A policyholder may make up to twelve transfers each policy year free of charge. Additional transfers in each policy year may be made at a cost of $25 per transfer. This charge will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the amount transferred from each bears to the total amount transferred. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

TRANSFERS INVOLVING GUARANTEED INTEREST ACCOUNT

The maximum amount that may be transferred from the Guaranteed Interest Account in any one policy year is the greater of $500 or 15% of the Guaranteed Interest Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Guaranteed Interest Account may not involve a transfer to the Investment Account for the Money Market Trust.

TELEPHONE TRANSFERS

Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, Manufacturers Life of America will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.

POLICY LOANS

At any time while this Policy is in force, a policyholder may borrow against the Policy Value of the Policy. The Policy serves as the only security for the loan. Policy loans may have tax consequences, see "Tax Treatment of Policy Benefits - Policy Loan Interest."

MAXIMUM LOAN

The amount of any loan cannot exceed the amount which would cause the Policy Debt to equal the Loan Value of the Policy on the date of the loan.

LOAN VALUE

The Loan Value is equal to the Policy's Cash Surrender Value less the monthly deductions due to the next Policy Anniversary.

EFFECT OF POLICY LOAN

A policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Guaranteed Interest Account. A policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." Finally, a policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

INTEREST CHARGED ON POLICY LOANS

Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. The rate of interest charged will be an effective annual rate of 5.00%.

LOAN ACCOUNT

When a loan is made, an amount equal to the loan will be deducted from the Investment Accounts or the Guaranteed Interest Account and transferred to the Loan Account. The policyholder may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT

Interest will be credited to amounts in the Loan Account at an effective annual rate of at least 4.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Spread. The Loan Spread varies by policy year as follows:


           Policy Year                         Loan Spread
               1-10                               1.00%
              11-20                               0.50%
                 21+                              0.25%

LOAN ACCOUNT ADJUSTMENTS

On the first day of each policy month the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Guaranteed Interest Account. Amounts transferred from the Loan Account will be allocated to the Investment Accounts and the Guaranteed Interest Account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value.

LOAN REPAYMENTS

Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Guaranteed Interest Account or the Investment Accounts. Loan repayments will be allocated to the Guaranteed Interest Account and each Investment Account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value.

Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums.

POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER

A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. The Net Cash Surrender Value will be determined at the end of the Business Day on which Manufacturers Life of America receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

PARTIAL WITHDRAWALS

A policyholder may make a partial withdrawal of the Net Cash Surrender Value. The policyholder may specify the portion of the withdrawal to be taken from each Investment Account and the Guaranteed Interest Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a Partial Withdrawal see "Charges and Deductions - Surrender Charges."

REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL

If Death Benefit Option 1 is in effect when a partial withdrawal is made, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charges. Reductions in Face Amount resulting from partial withdrawals will not incur any Surrender Charges above the Surrender Charges applicable to the withdrawal.

If the death benefit is based upon the Policy Value times the minimum death benefit percentage set forth under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the Surrender Charge assessed exceeds the difference between the death benefit and the Face Amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.

LAPSE AND REINSTATEMENT

LAPSE

A Policy will go into default if at the beginning of any policy month the Policy's Net Cash Surrender Value would go below zero after deducting the monthly deduction then due. Manufacturers Life of America will notify the policyholder of the default and will allow a 61 day grace period in which the policyholder may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two policy months thereafter, plus any appliable premium load.. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.

DEATH DURING GRACE PERIOD

If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

REINSTATEMENT

A policyholder can reinstate a Policy which has terminated after going into default at any time within the five year period following the date of termination subject to the following conditions:

(a)  The Policy must not have been surrendered for its Net Cash Surrender Value;
(b) Evidence of the life insured's insurability satisfactory to Manufacturers Life of America is furnished to the Company; and
(c) A premium equal to the payment required during the grace period following default to keep the Policy in force is paid to the Company.

THE GENERAL ACCOUNT

The general account of Manufacturers Life of America consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, Manufacturers Life of America has sole discretion over the investment of the assets of the general account.

By virtue of exclusionary provisions, interests in the general account of Manufacturers Life of America have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the S.E.C. has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

GUARANTEED INTEREST ACCOUNT

A policyholder may elect to allocate net premiums to the Guaranteed Interest Account or to transfer all or a portion of the Policy Value to the Guaranteed Interest Account from the Investment Accounts. Manufacturers Life of America will hold the reserves required for any portion of the Policy Value allocated to the Guaranteed Interest Account in its general account. Transfers from the Guaranteed Interest Account to the Investment Accounts are subject to restrictions.

POLICY VALUE IN THE GUARANTEED INTEREST ACCOUNT

The Policy Value in the Guaranteed Interest Account is equal to:

     (a)  the portion of the net premiums allocated to it; plus
     (b)  any amounts transferred to it; plus
     (c)  interest credited to it; less
     (d)  any charges deducted from it; less
     (e)  any partial withdrawals from it; less
     (f)  any amounts transferred from it.


INTEREST ON THE GUARANTEED INTEREST ACCOUNT

An allocation of Policy Value to the Guaranteed Interest Account does not entitle the policyholder to share in the investment experience of the general account. Instead, Manufacturers Life of America guarantees that the Policy Value in the Guaranteed Interest Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the general account. Consequently, if a policyholder pays the planned premiums, allocates all net premiums only to the general account and makes no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.

OTHER PROVISIONS OF THE POLICY

POLICYHOLDER RIGHTS

Unless otherwise restricted by a separate agreement, the policyholder may:

-    Vary the premiums paid under the Policy.
-    Change the death benefit option.
-    Change the premium allocation for future premiums.
-    Transfer amounts between sub-accounts.
-    Take loans and/or partial withdrawals.
-    Surrender the contract.
-    Transfer ownership to a new owner.
- Name a contingent owner that will automatically become owner if the policyholder dies before the insured.
-    Change or revoke a contingent owner.
-    Change or revoke a beneficiary.

ASSIGNMENT OF RIGHTS

Manufacturers Life of America will not be bound by an assignment until it receives a copy of the assignment at its Service Office. Manufacturers Life of America assumes no responsibility for the validity or effects of any assignment.

BENEFICIARY

One or more beneficiaries of the Policy may be appointed by the policyholder by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, the beneficiary may be changed by the policyholder during the life insured's lifetime by giving written notice to Manufacturers Life of America in a form satisfactory to the Company. If the life insured dies and there is no surviving beneficiary, the policyholder, or the policyholder's estate if the policyholder is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, the Company will pay the insurance benefit as if the beneficiary had died before the life insured.

INCONTESTABILITY

Manufacturers Life of America will not contest the validity of a Policy after it has been in force during the life insured's lifetime for two years from the Issue Date. It will not contest the validity of an increase in Face Amount, after such increase or addition has been in force during the life insured's lifetime for two years. If a Policy has been reinstated and been in force for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX

If the life insured's stated age or sex or both in the Policy are incorrect, Manufacturers Life of America will change the Face Amount, and if applicable, so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION

If the life insured, whether sane or insane, dies by suicide within two years from the Issue Date (or within the maximum period permitted by the state in which the Policy was delivered, if less than two years), Manufacturers Life of America will pay only the premiums paid less any partial withdrawals and any Policy Debt. If the life insured should die by suicide within two year after a Face Amount increase, the death benefit for the increase will be limited to the monthly deduction for the increase. At the discretion of the Company, this provision may be waived under some circumstances, such as policies purchased in conjunction with certain existing benefit plans.

SUPPLEMENTARY BENEFITS

Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including, in the case of a Policy owned by a corporation or other similar entity, a benefit permitting a change in the life insured. More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost of any supplementary benefits will be deducted as part of the monthly deduction.

TAX TREATMENT OF THE POLICY

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the Service. MANUFACTURERS LIFE OF AMERICA DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICIES.

The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax adviser should be consulted for advice on the tax attributes of the particular arrangement.

LIFE INSURANCE QUALIFICATION

There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Internal Revenue Code, and thereby to enjoy the tax benefits of such a contract:

1. The Policy must satisfy the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986 (the "Code").
2. The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.
3. The Policy must be a valid life insurance contract under applicable state law.
4. The Policyholder must not possess "incidents of ownership" in the assets of the Separate Account.

These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium Test. The Cash Value Accumulation Test requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy which is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyholder pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION

Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

STATE LAW

State regulations require that the policyholder have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance Policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyholder's gross income. The IRS has stated in published rulings that a variable policyholder will be considered the owner of separate account assets if the policyholder possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyholder), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyholders were not owners of separate account assets. For example, the policyholder has additional flexibility in allocating premium payments and Policy Values. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes. The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, change in ownership, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyholder or beneficiary.

DEATH BENEFIT

The death benefit under the Policy should be excludible from the gross income of the beneficiary under Section 101(a)(1) of the Code.

CASH VALUES

Generally, the policyholder will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY Investment in the Policy means:

(a) the aggregate amount of any premiums or other consideration paid for a Policy; minus
(b) the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyholder (except that the amount of any loan from, or secured by, a Policy that is a MEC, to the extent such amount has been excluded from gross income, will be disregarded); plus
(c) the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyholder.

The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

SURRENDER OR LAPSE

Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of Policy Debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

DISTRIBUTIONS

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract" or "MEC".

DISTRIBUTIONS FROM NON-MEC'S

A distribution from a non-MEC is generally treated as a tax-free recovery by the policyholder of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. Loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyholder.

Force Outs

An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyholder in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MEC'S

Policies classified as MEC's will be subject to the following tax rules:

(a) First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.
(b) Second, loans taken from or secured by such a Policy are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.
(c) Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

       (i)    is made on or after the policyholder attains age 59 1/2;
       (ii)   is attributable to the policyholder becoming disabled; or
       (iii) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyholder or the joint lives (or joint life expectancies) of the policyholder and the policyholder's beneficiary.

These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts

Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven policy years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyholder should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes

A policy that is not a MEC may become a MEC if it is "materially changed". If there is a material change to the policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change generally depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.

Reductions in Face Amount

If there is a reduction in benefits during the first seven policy years, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by the Company to provide a payment schedule that will not violate the seven pay test.

Exchanges

A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums

If a premium is received which would cause the Policy to become a MEC within 23 days of the next Policy Anniversary, the Company will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. The policyholder will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyholder does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary.

If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next Policy Anniversary, the Company will refund any excess premium to the policyholder. The portion of the premium which is not excess will be applied as of the date received. The policyholder will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

Multiple Policies

All MEC's that are issued by a Company (or its affiliates) to the same policyholder during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

POLICY LOAN INTEREST

Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies bear to the average adjusted bases for all assets of the taxpayer.

If the taxpayer is not the Policyholder, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

POLICY EXCHANGES

A policyholder generally will not recognize gain upon the exchange of a Policy for another life insurance policy issued by the Company or another insurance company, except to the extent that the policyholder receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyholder's Investment in the Policy.

OTHER TRANSACTIONS

A transfer of the Policy, a change in the owner, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Insured may in certain circumstances be includible in taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyholder and beneficiary.

ALTERNATE MINIMUM TAX

Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the Death Benefit proceeds.

INCOME TAX REPORTING

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

(a)  the value each year of the life insurance protection provided;
(b)  an amount equal to any employer-paid premiums; or
(c) some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax adviser to determine the tax consequences of these arrangements.

OTHER INFORMATION

PAYMENT OF PROCEEDS
As long as the Policy is in force, Manufacturers Life of America will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay the payment of any policy loans, surrenders, partial withdrawals, or insurance benefit that depends on Guaranteed Interest Account values for up to six months or in the case of any Investment Account for any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings), (ii) trading on the New York Stock Exchange is restricted (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets or (iv) the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in
(2) and (3) exist.

REPORTS TO POLICYHOLDERS

Within 30 days after each Policy Anniversary, Manufacturers Life of America will send the policyholder a statement showing, among other things:

-    the amount of death benefit;
- the Policy Value and its allocation among the Investment Accounts, the Guaranteed Interest Account and the Loan Account;
- the value of the units in each Investment Account to which the Policy Value is allocated;
-    the Policy Debt and any loan interest charged since the last report;
- the premiums paid and other Policy transactions made during the period since the last report;
-    and any other information required by law.

Each policyholder will also be sent an annual and a semi-annual report for theTrust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES

ManEquity, Inc., an indirect wholly-owned subsidiary of Manufacturers Life, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with Manufacturers Life of America. ManEquity, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Policies will be sold by registered representatives of either ManEquity or other broker-dealers having distribution agreements with ManEquity who are also authorized by state insurance departments to do so.

A registered representative will receive commissions not to exceed 15% of premiums paid up to the Target Premium, and 2.5% of premiums paid in excess of the Target Premium in Policy Years 1 through 5, commissions of 2.5% of premiums paid in Policy Years 6 and later, and after the fifth anniversary 0.20% of the Policy Value per year. In addition representatives may be eligible for an additional commission of $100 per Policy per year. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manufacturers Life of America or Manufacturers Life will be eligible for additional compensation.

RESPONSIBILITIES OF MANUFACTURERS LIFE

Manufacturers Life and Manufacturers USA have entered into an agreement with ManEquity, Inc. pursuant to which Manufacturers Life or Manufacturers USA, on behalf of ManEquity, Inc. will pay the sales commissions in respect of the Policies and certain other policies issued by Manufacturers Life of America, prepare and maintain all books and records required to be prepared and maintained by ManEquity, Inc. with respect to the policies and such other policies, and send all confirmations required to be sent by ManEquity, Inc. with respect to the Policies and such other policies. ManEquity, Inc. will promptly reimburse Manufacturers Life or Manufacturers USA for all sales commissions paid by Manufacturers Life or Manufacturers USA and will pay Manufacturers Life or Manufacturers USA for its other services under the agreement in such amounts and at such times as agreed to by the parties.

Manufacturers Life and Manufacturers USA have also entered into a Service Agreement with Manufacturers Life of America pursuant to which Manufacturers Life and Manufacturers USA will provide to Manufacturers Life of America all issue, administrative, general services and recordkeeping functions on behalf of Manufacturers Life of America with respect to all of its insurance policies including the Policies.

Finally, Manufacturers USA has entered into a Stoploss Reinsurance Agreement with Manufacturers Life of America under which Manufacturers Life (or Manufacturers USA) reinsures all aggregate claims in excess of 110% of the expected claims for all flexible premium variable life insurance policies issued by Manufacturers Life of America. Under the agreement, Manufacturers USA will automatically reinsure the risk for any one life up to a maximum of $7,500,000, except in the case of aviation risks where the maximum will be $5,000,000. However, Manufacturers USA may also consider reinsuring any non-aviation risk in excess of $7,500,000 and any aviation risk in excess of $5,000,000.

VOTING RIGHTS

As stated previously, all of the assets held in the sub-accounts of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manufacturers Life of America is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manufacturers Life of America will vote shares held in the sub-accounts in accordance with instructions received from policyholders having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyholders are received, including shares not attributable to the Policies, will be voted by Manufacturers Life of America in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manufacturers Life of America to vote shares held in the Separate Account in its own right, it may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyholder is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manufacturers Life of America, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

Manufacturers Life of America may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manufacturers Life of America reasonably disapproves such changes in accordance with applicable federal regulations. If Manufacturers Life of America does disregard voting instructions, it will advise policyholders of that action and its reasons for such action in the next communication to policyholders.

SUBSTITUTION OF PORTFOLIO SHARES

It is possible that in the judgment of the management of Manufacturers Life of America, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulation, because the shares are no longer available for investment, or for some other reason. In that event, Manufacturers Life of America may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the S.E.C. and one or more state insurance departments may be required.

Manufacturers Life of America also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company, (iv) to eliminate existing sub-accounts and to stop accepting new alllocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or
(vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.


RECORDS AND ACCOUNTS

McCamish Systems, L.L.C., 6425 Powers Ferry Road, Atlanta, Georgia 30339, will act as a Transfer Agent on behalf of Manufacturers Life of America as it relates to the Policies described in this Prospectus. In the role of a Transfer Agent, McCamish Systems will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, fund transfers on behalf of the Company.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by McCamish Systems on behalf of the Company.

STATE REGULATIONS

Manufacturers Life of America is subject to the regulation and supervision by the Michigan Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

Manufacturers Life of America is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or the Trust.

ACCOUNTANTS

The financial statements of The Manufacturers Life Insurance Company of America and Separate Account Four of The Manufacturers Life Insurance Company of America at December 31, 1997 and for the year then ended appearing in this prospectus have been audited by Ernst & Young L.L.P., independent auditors to the extent indicated in their reports thereon also appearing elsewhere herein. Such financial statements have been included herein in reliance upon such reports given upon the authority of such firms as experts in auditing and accounting.

FURTHER INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the S.E.C. relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the S.E.C.'s principal office in Washington D.C. upon payment of the prescribed fee. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission which is located at http://www.sec.gov.

For further information you may also contact Manufacturers Life of America's Home Office, the address and telephone number of which are on the first page of the prospectus.

OFFICERS AND DIRECTORS

                           Position with
                           Manufacturers Life
Name                       of America                      Principal Occupation



Sandra M. Cotter(35)            Director                    Attorney 1989 - present, Dykema
                                                            Gosset

James D. Gallagher(43)          Director, Secretary         Vice President, Secretary and
                                and General Counsel         General Counsel - January
                                                            1997- present, ManUSA; Vice
                                                            President, Legal Services U.S.
                                                            Operations - January 1996
                                                            present, The Manufacturers
                                                            Life Insurance Company; Vice
                                                            President, Secretary and
                                                            General Counsel - 1994 -
                                                            present, The Manufacturers
                                                            Life Insurance Company of
                                                            North America; Vice President
                                                            and Associate General Counsel
                                                            - 1991 - 1994, The Prudential
                                                            Insurance Company of America

Bruce Gordon(54)                Director                    Vice President, U.S.
                                                            Operations - Pensions - 1990 -
                                                            present, The Manufacturers
                                                            Life Insurance Company

Donald A. Guloien(41)           Director and President      Senior Vice President,
                                                            Business Development - 1994 -
                                                            present, The Manufacturers
                                                            Life Insurance Company; Vice
                                                            President, U.S. Individual
                                                            Business - 1990 - 1994, The
                                                            Manufacturers Life Insurance
                                                            Company

Theodore Kilkuskie, Jr.(42)     Director                    Vice President, U.S.
                                                            Individual Insurance - January
                                                            1997 - present, ManUSA; Vice
                                                            President, U.S. Individual
                                                            Insurance June 1995 - present,
                                                            The Manufacturers Life
                                                            Insurance Company; Executive
                                                            Vice President, Mutual Funds -
                                                            January 1995 - May 1995, State
                                                            Street Research, Vice
                                                            President, Mutual Funds - 1987
                                                            - 1994, Metropolitan Life
                                                            Insurance Company

Joseph J. Pietroski(59)         Director                    Senior Vice President, General
                                                            Counsel and Corporate
                                                            Secretary - 1988 - present,
                                                            The Manufacturers Life
                                                            Insurance Company

John D. Richardson(60)          Chairman and Director       Executive Vice President and
                                                            General Manager, U.S.
                                                            Operations - 1995 - present,
                                                            The Manufacturers Life
                                                            Insurance Company; Senior Vice
                                                            President and General Manager,
                                                            Canadian Operations 1992 - 1994.

John R. Ostler(45)              Vice President, Chief       Financial Vice President -
                                Actuary and Treasurer       1992 - present, The
                                                            Manufacturers Life Insurance
                                                            Company.

Douglas H. Myers(43)            Vice President, Finance     Assistant Vice President and
                                and Compliance Controller   Controller, U.S. Operations -
                                                            1988 - present, The
                                                            Manufacturers Life Insurance
                                                            Company

Victor Apps(49)                 Senior Vice President       Senior Vice President and
                                and General Manager         General Manager, Greater China
                                                            Division - 1995 - present, The
                                                            Manufacturers Life Insurance
                                                            Company; Vice President and
                                                            General Manager, Greater China
                                                            Division - 1993 - 1995, The
                                                            Manufacturers Life Insurance
                                                            Company; International Vice
                                                            President - 1988 - 1993, Asia
                                                            Pacific Division, The
                                                            Manufacturers Life Insurance
                                                            Company.

Robert A. Cook(43)              Vice President              Vice President, Product
                                                            Management - 1996 - present,
                                                            The Manufacturers Life
                                                            Insurance Company; Sales and
                                                            Marketing Director, U.S.
                                                            Division - 1994 - 1995, The
                                                            Manufacturers Life Insurance
                                                            Company; Vice President,
                                                            Corporation Strategic Review -
                                                            1992 - 1993, The Manufacturers
                                                            Life Insurance Company



IMPACT OF YEAR 2000

     Preparing computer systems to deal with the Year 2000 risk has become a major issue for businesses throughout the world. Within Manufacturers Life, a group-wide program has been underway since 1996 to make all critical systems compliant by the end of 1998 and other systems compliant by the end of 1999. Included in this program are all system applicable to and shared by the Company with Manufacturers Life. Based on a detailed assessment, Manufacturers Life determined that a portion of its sofware needs to be modified or replaced so that its computer systems will function properly into the Year 2000 and beyond. Like most companies, the Year 2000 issue represents a significant challenge for Manufacturers Life and extensive resources have been dedicated to modifying existing software and to converting to new software. However, there can be no assurances that Manufacturers Life's systems, nor those of other companies on which Manufacturers Life relies, will be fully converted on a timely basis and therefore that all adverse effect on the Company due to the Year 2000 risk will be avoided. Manufacturers Life is presently consulting with vendors, customers, subsidiaries, third-parties and other businesses with which it deals to ensure that no material aspect of its, or the Company's, operations will be hindered by the Year 2000 risk.

     The costs of the project and the date on which Manufacturers Life plans to complete the modifications are based on management's best estimates and are subject to some uncertainty. Manufacturers Life is using both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. The total cost of this program to Manufacturers Life is estimated to be $64 million, comprised of $55 million for specifically budgeted programs and $9 million for general contingencies. Manufacturers Life has incurred $15 million as at December 31, 1997 of which the Company will receive an allocation due to its shared systems. The costs allocated are not expected to have a material effect on the net operating income of the Company.

DEATH BENEFIT SCHEDULE WITH FLEXIBLE TERM INSURANCE OPTION

A Policy can be issued with a schedule of death benefits which may vary by Policy Year. The entire schedule is called the Death Benefit Schedule. The Death Benefit Schedule will provide flexible term insurance to age 100. The amount of death benefit shown in the Death Benefit Schedule for any Policy Year is called the Scheduled Annual Death Benefit for that Policy Year. Any amount of Scheduled Annual Death Benefit over and above the death benefit provided by the Policy will be provided by Flexible Term Insurance (the "Rider"). The combined death benefit of the Policy and Rider may be the Scheduled Annual Death Benefit alone (similar to Death Benefit Option 1), or the Scheduled Annual Death Benefit plus the Policy Value (similar to Death Benefit Option 2).

A Policy may be combined with the Rider to result in an initial Scheduled Annual Death Benefit equal to the same Face Amount that could be acquired under the Policy alone. Depending upon the amount of premium paid into the Policy, combining the Policy and the Rider may result in a surrender charge for the Policy that is lower than the surrender charge provided under the Policy alone. In addition, current cost of insurance rates for the Rider are less than those for the Policy in the first fifteen Policy years, but greater than the rates for the Policy in Policy Year 16 and later.

A policyholder may, upon written request, change the Death Benefit Schedule. A written request for a change which results in a decrease to the Scheduled Annual Death Benefit must be received at least 30 days prior to the first day of a policy month for the change to take effect as of that policy month. A written request for a change which results in an increase to the Scheduled Annual Death Benefit in any Policy Year will take effect at the befinning of the month following the date the Company approves the request. Increases in the Death Benefit Schedule are subject to evidence of insurability satisfactory to the Company, A requested decrease in the Schedule will require a decrease in the Policy's Face Amount if the new Death Benefit Schedule in any year is less than the Face Amount. In this case, the Face Amount will be reduced to the Scheduled Annual Death Benefit. If a decrease in Face Amount is required, Surrender Charges will be assessed as provided under "Decrease in Face Amount - Surrender Charges Assessed on a Decrease".

     If the policyholder changes the Death Benefit Option of the Policy from Death Benefit Option 2 to Death Benefit Option 1 and if the Face Amount of the Policy after the change would be greater than the Scheduled Annual Death Benefit in effect at the time of the change, then the Face Amount after the change will be equal to the Scheduled Annual Death Benefit.

     If the Face Amount of the Policy is increased then the Scheduled Annual Death Benefit for all Policy Years after and including the effective date of the change will be increased by the same amount. If the Face Amount of the Policy is decreased then the Scheduled Annual Death Benefit for all Policy Years after and including the effective date of the change will be decreased by the same amount. This provision does not apply to increases or decreases in Face Amount due to a change in the Death Benefit Option.

     If in any Policy Year, the Face Amount is greater than the Scheduled Annual Death Benefit for that Policy Year, the Face Amount will be reduced to be equal to the Scheduled Annual Death Benefit. If the Face Amount is decreased, Surrender Charges will be assessed as provided under "Decrease in Face Amount - Surrender Charged Assessed on a Decrease."

Year to year changes within the Death Benefit Schedule, as well as a change in the Death Benefit Schedule itself, may also have an effect on the maximum amount of premium that a policyholder may pay into a Policy. The Company will inform you of any such change. The Company reserves the right to limit a change in the Death Benefit Schedule so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

The Rider is subject to the same Incontestability, Misstatement of Age or Sex, and Suicide Exclusion provisions as the Policy.

The Rider terminates on the termination date of the Policy. The policyholder may, however, terminate the Rider prior to the termination date of the Policy by sending the Company a written request to terminate the Rider. The Rider will then terminate at the end of the month in which the Company receives the request.

ILLUSTRATIONS

The following tables illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

ASSUMPTIONS

- Hypothetical gross annual investment returns for the Portfolios (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 6%, and 12% over the periods indicated.
-    An Insured who is a male, Issue Age 45, non-smoker.
-    A Face Amount of $365,000 in all Policy Years.
- Payment of an annual premium of $20,000 each year for the first seven Policy Years. Premiums are paid on the Policy Anniversary.
- All Premiums are allocated to and remain in the Variable Account for the entire period shown.
-    There are no transfers, partial withdrawals, or policy loans.
- Tables 1, 2, and 3 assume full underwriting. Tables 4, 5, and 6 assume short form underwriting.
-    Each table shows which tax test is assumed.
- The illustrations assume all charges currently assessed against the Policy, including monthly cost of insurance charges and administrative charges and mortality and expense risk charges. The first set of columns in each table, under the heading "Current Charges", assumes cost of insurance rates currently expected to be charged. The second set of columns, under the heading "Guaranteed Charges", assumes maximum cost of insurance rates.

- The amounts shown in the Tables also take into account the Portfolios' advisory fees and operating expenses, which are assumed to be at an annual rate of 0.938% of the average daily net assets of the portfolio.

The Death Benefits, Policy Values, and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6%, and 12%, but fluctuated over and under those averages throughout the years. The values would also be different depending on the allocation of a Policy's total Policy Value among the sub-accounts, if the actual rates of return averaged 0%, 6%, or 12%, but the rates of each Portfolio varied above and below such averages.

The gross annual rates of returns correspond to net annual rates of return according to the table below:

                                           Gross Rate of Return

                Policy Year           0.00%         6.00%          12.00%

Net Rate           1-10             -1.677%        4.223%         10.123%
of Return            11+            -1.330%        4.591%         10.511%


Current cost of insurance charges are not guaranteed and may be changed.

Upon request, Manufacturers Life of America will furnish a comparable illustration based on the proposed life insured's Issue Age, sex and risk class, any additional ratings and the death benefit option, Face Amount, Death Benefit Schedule (if applicable), and planned premium requested. Illustrations for smokers would show less favorable results than the illustration shown in this prospectus.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include cash surrender values and death benefit figures computed or using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables.

The Policies were first sold to the public on [ ]. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be the same as for the first full year the Policies were offered.

                                     Table 1

                 Cash Value Accumulation Test - Short Form Issue
                  Hypothetical Gross Investment Return of 6.00%

                        [For Illustration Purposes Onlyl]




                                                          Current Charges
                             ------------------------------------------------------------------------------
                               Policy    Plus   Less    Less     Plus     Policy          Net Cash    Death
Policy  Annual    Accum        Value     Net   Admin  Cost of   Invest    Value    Surr  Surrender   Benefit
 Year   Premium  Premiums      Beg Yr  Premium  Fees    Ins    Earnings   End Yr  Charges  Value     End Yr


   1    20,000    21,000           0   19,600   144    1,120      799     19,134   2,000    17,134   365,000
   2    20,000    43,050      19,134   19,600   144    1,142    1,606     39,054   3,000    36,054   365,000
   3    20,000    66,203      39,054   19,600   144    1,159    2,446     59,797   3,000    56,797   365,000
   4    20,000    90,513      59,797   19,600   144    1,395    3,316     81,174   4,000    77,174   365,000
   5    20,000   116,038      81,174   19,600   144    1,398    4,219    103,450   5,000    98,450   365,000
   6    20,000   142,840     103,450   19,600   144    1,380    5,159    126,685   6,000   120,685   365,000
   7    20,000   170,982     126,685   19,600   144    1,358    6,140    150,923   5,250   145,673   369,763
   8         0   179,531     150,923        0   144    1,460    6,334    155,654   3,500   152,154   370,456
   9         0   188,508     155,654        0   144    1,569    6,531    160,472   1,750   158,722   372,295
  10         0   197,933     160,472        0   144    1,690    6,732    165,370       0   165,370   372,083
  11         0   207,830     165,370        0   144    1,368    7,551    171,409       0   171,409   375,385
  12         0   218,221     171,409        0   144    1,477    7,825    177,613       0   177,613   378,316
  13         0   229,132     177,613        0   144    1,585    8,107    183,991       0   183,991   380,861
  14         0   240,589     183,991        0   144    1,704    8,397    190,540       0   190,540   384,890
  15         0   252,619     190,540        0   144    1,830    8,694    197,260       0   197,260   388,601
  16         0   265,249     197,260        0   144    1,967    8,999    204,148       0   204,148   391,963
  17         0   278,512     204,148        0   144    2,103    9,312    211,212       0   211,212   394,966
  18         0   292,438     211,212        0   144    2,249    9,632    218,451       0   218,451   397,581
  19         0   307,059     218,451        0   144    2,424    9,960    225,843       0   225,843   402,000
  20         0   322,412     225,843        0   144    2,608   10,295    233,385       0   233,385   406,090
  25         0   411,489     266,974        0   144    3,141   12,169    275,858       0   275,858   427,579
  30         0   525,176     313,458        0   144    4,122   14,278    323,470       0   323,470   456,092

                                                       Guaranteed Charges
                            -------------------------------------------------------------------------------
                              Policy    Plus    Less    Less     Plus     Policy          Net Cash    Death
                              Value     Net    Admin  Cost of   Invest    Value    Surr  Surrender   Benefit
                              Beg Yr  Premium   Fees    Ins    Earnings   End Yr  Charges  Value     End Yr


                                    0  19,600   144    1,120      818     19,154   2,000    17,154   365,000
                               19,154  19,600   144    1,600    1,636     38,647   3,000    35,647   365,000
                               38,647  19,600   144    1,623    2,479     58,959   3,000    55,959   365,000
                               58,959  19,600   144    1,632    3,357     80,139   4,000    76,139   365,000
                               80,139  19,600   144    1,634    4,273    102,234   5,000    97,234   365,000
                              102,234  19,600   144    1,613    5,230    125,307   6,000   119,307   365,000
                              125,307  19,600   144    1,582    6,228    149,409   5,250   144,159   366,052
                              149,409       0   144    1,690    6,421    153,996   3,500   150,496   366,510
                              153,996       0   144    1,812    6,616    158,656   1,750   156,906   368,082
                              158,656       0   144    1,944    6,815    163,383       0   163,383   367,612
                              163,383       0   144    2,081    7,016    168,174       0   168,174   368,301
                              168,174       0   144    2,222    7,220    173,028       0   173,028   368,550
                              173,028       0   144    2,360    7,427    177,950       0   177,950   368,357
                              177,950       0   144    2,507    7,636    182,935       0   182,935   369,529
                              182,935       0   144    2,656    7,848    187,984       0   187,984   370,329
                              187,984       0   144    2,813    8,063    193,091       0   193,091   370,734
                              193,091       0   144    2,979    8,280    198,248       0   198,248   370,724
                              198,248       0   144    3,155    8,499    203,448       0   203,448   370,275
                              203,448       0   144    3,368    8,719    208,656       0   208,656   371,407
                              208,656       0   144    3,592    8,940    213,859       0   213,859   372,115
                              234,627       0   144    4,677   10,038    239,844       0   239,844   371,758
                              260,091       0   144    6,187   11,104    264,865       0   264,865   373,460





- THE POLICY VALUE, CASH SURRENDER VALUE, AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

- IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYHOLDER, AND THE INVESTMENT RETURN FOR THE PORTFOLIOS OF MANUFACTURERS INVESTMENT TRUST.

- THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS.

- NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                           PART II. OTHER INFORMATION

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

The Manufacturers Life Insurance Company of America hereby represents that the fees and charges deducted under the contract issued pursuant to this registration statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

         The facing sheet;
         The Prospectus, consisting of 48 pages
         Representation pursuant to Section 26 of the Investment Company Act of 1940;
         the Signatures;
         Written consents of the following persons:
                  Ernst & Young LLP [to be filed by amendment]
                  John Vrysen [to be filed by amendment]

The following exhibits are filed herewith or are incorporated herein by reference to the designated filings:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

A(1) Resolutions of Board of Directors of The Manufacturers Life Insurance Company of America (the "Company") establishing Separate Account Four, previously filed as Exhibit A(1) to Registrant's registration statement on Form S-6 (File No.33-13774), filed April 24, 1987 (the "Registration Statement").

A(3)(a)(i)          Distribution Agreement between the Company and ManEquity,
                    Inc., previously filed as Exhibit (A)(3) to Pre-Effective
                    Amendment No. 1 to the Registration Statement, filed August
                    13, 1987.

A(3)(a)(ii)         Amendment to Distribution Agreement, previously filed as
                    Exhibit A(3)(A)(ii) to Post-Effective Amendment No. 9 to the
                    Registration Statement., filed February 28, 1992.

A(3)(b)(i)          Specimen agreement between ManEquity, Inc. and registered
                    representatives, previously filed as Exhibit A(3)(b)(i) to Post-Effective Amendment No. 9 to the Registration Statement filed February 28, 1992.

A(3)(b)(ii)         Specimen agreement between ManEquity, Inc. and
                    dealers, previously filed as Exhibit A(3)(b)(ii) to Post-Effective Amendment No. 11 to the Registration
                    Statement filed February 26, 1993.

A(3)(c)             Schedule of Sales Commissions - [To be Filed by Amendment]

A(5)(a) Form of Flexible Premium Variable Universal Life Insurance Policy FTIO Rider Form 121 and Unisex Endorsement Form - Filed herewith.

A(6)(a)             Restated Articles of Redomestication of the Company.
                    Incorporated by reference to Exhibit 3(a)(i) to Post Effective Amendment No. 6 to the Registration Statement on Form S-1 filed by the Company on December 9, 1996 (File No. 33-57020) ("PEA No. 6").

A(6)(b)             By-Laws of the Company. Incorporated by reference to Exhibit
                    (3)(b)(i) to PEA No. 6.

A(8)(a) Service Agreement between the Company and The Manufacturers Life Insurance Company, previously fled as Exhibit 1.A(8) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 of Separate Account One of the Company (File no. 2-88607), March 2, 1989.

A(8)(a)(i)          Amendment to Service Agreement, previously filed as Exhibit
                    A(8)(a)(i) to Post-Effective Amendment No. 11 to the
                    Registration Statement filed February 26, 1993.

A(8)(a)(ii)         Amendments to Service Agreement; May 31, 1993 and June 30,
                    1993. Previously filed as Exhibit A(8)(a)(ii) to Post
                    Effective Amendment No. 13 to the Registration Statement filed March 1,1994.

A(8)(b) Stoploss Reinsurance Agreement between the Company and The Manufacturers Life Insurance Company, previously filed as Exhibit A(8)(b) to Pre-Effective Amendment No. 1 to the Registration Statement, filed August 13, 1987.

A(8)(c) Automatic Coinsurance Agreemeny between the Company and The Manufacturers Life Insurance Company, previously filed as Exhibit (7) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 of Separate Account Two of the Company (File No. 33-1499) filed September 4, 1987.


A(8)(d)             Service Agreement between the Company and ManEquity, Inc.
                    dated January 2, 1991 as amended

                    March 1, 1994, previously filed as Exhibit A(8)(d) to Post-Effective Amendment No. 14, April 26, 1994.

A(10)(a) Form of Application for Flexible Premium Variable Life Insurance Policy [To Be Filed by Amendment]

2.                  See Exhibit A(5)

3                   Not Applicable

4 No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

5                   Not Applicable

6 Opinion and consent of John Vrysen, Vice President, Chief Actuary and treasurer of the Company. [To be filed by Amendment]

7 Form of Notice of short term cancellation right and request for refund [To be filed by Amendment]

8 Form of Notice and right of surrender and refund [To be filed by Amendment]

9 Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies [To Be Filed by Amendment]

10                  Consent of Ernst & Young LLP [To Be Filed by Amendment]

11                  Not Applicable

12 Power of Attorney. Incorporated by reference to Exhibit 12 to post effective amendment no. 10 to the Registration Statement on Form S-6 filed by the Company on February 28, 1997 (File No. 33-52310).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have caused this Registration Statement to be signed on their behalf in the City of Toronto, Province of Ontario, Canada, on this 29th day of April, 1998.

SEPARATE ACCOUNT FOUR OF THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA (Registrant)


By: THE MANUFACTURERS LIFE INSURANCE
    COMPANY OF AMERICA
         (Depositor)

By: /s/ Donald A. Guloien
    ------------------------------------
    DONALD A. GULOIEN
    President

THE MANUFACTURERS LIFE
INSURANCE COMPANY OF AMERICA

By: /s/ Donald A. Guloien
    ------------------------------------
    DONALD A. GULOIEN
    President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 29th day of April, 1998.

Signature                                         Title
---------                                         -----

*                                                 Chairman and Director
-----------------------------
JOHN D. RICHARDSON

*                                                 President and Director
-----------------------------                     (Principal Executive Officer)
DONALD A. GULOIEN

*                                                 Director
-----------------------------
SANDRA M. COTTER

/s/ James D. Gallagher                            Director
-----------------------------
JAMES D. GALLAGHER

*                                                 Director
-----------------------------
BRUCE GORDON

*                                                 Director
-----------------------------
JOSEPH J. PIETROSKI

*                                                 Director
-----------------------------
THEODORE KILKUSKIE, JR.

*                                                 Vice President, Finance
-----------------------------                     (Principal Financial and
DOUGLAS H. MYERS                                  Accounting Officer)


* /s/ James D. Gallagher
  -----------------------------
  JAMES D. GALLAGHER
  Pursuant to Power of Attorney

                                  EXHIBIT INDEX



a(5)(a) Form of Flexible Premium Variable Life Insurance Policy, Rider and Endorsement